[redacted]

12025063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 12/13/11

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-12

Re: General Electric Company
Incoming letter dated December 13, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to GE by the Missionary Oblates of Mary Immaculate. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Rev. Séamus P. Finn OMI
Missionary Oblates of Mary Immaculate
seamus@omiusa.org

February 3, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 13, 2011

The proposal requests that the board annually prepare a report disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, U.S. federal, state, local, and foreign tax laws and policies.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reading this position, we have not found it necessary to address the alternative basis for omission on which GE relies.

Sincerely,

Shaz Niazi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 13, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Missionary Oblates of Mary Immaculate
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials"), a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United States Province of Missionary Oblates of Mary Immaculate (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal asks that the Company's board of directors to prepare an annual report "disclosing the financial, reputational and commercial risks related to changes to, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies." The Supporting Statement begins, "In our view, companies employing tax strategies including tax haven subsidiaries or transfer pricing face legislative risks to curtail their use. We believe aggressive tax strategies can present both financial and reputational risks to shareholder value." Four of the paragraphs in the supporting statement of the Proposal describe the Proponent's views on "aggressive tax strategies," the Company's effective tax rate being significantly lower than the corporate tax rate and the Company's strategies to lower its effective tax rate.

A copy of the Proposal, the Supporting Statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the 2012 Annual Meeting; and

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated November 10, 2011 and received on November 15, 2011. The Proponent's submission contained two procedural deficiencies: (i) it did not provide verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares; and (ii) it did not include a statement of the Proponent's intention to hold the requisite number of Company shares through the date of the 2012 Annual Meeting of Shareowners.

Accordingly, in a letter dated November 28, 2011, which was sent on that day via overnight delivery within 14 days of the date the Company received the Proposal, the Company notified the Proponent of the procedural deficiencies as required by Rule 14a-8(f) (the

"Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- that the Proponent must submit verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares;

- that the Proponent must submit a written statement of its intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b); and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). The Company's records confirm delivery of the Deficiency Notice at 11:17 a.m. on November 29, 2011. *See* Exhibit C.

The Company received the Proponent's response to the Deficiency Notice on November 29, 2011. The Proponent's response did not include a statement confirming the Proponent's intent to hold the shares through the date of the Company's Annual Meeting. *See* Exhibit D. As of the date of this letter, the Proponent has not provided such a statement.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a 8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2012 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must ... continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") specifies that a shareowner is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareowner meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff has consistently concurred in the exclusion of shareowner proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareowner meeting at which the proposal will be voted on by shareowners. For example, in *International Business Machines Corp.* (avail. Dec. 28, 2010), the Staff concurred that the company could exclude a shareowner proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp. (Kornelakis)* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareowner proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareowners).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite amount of Company shares through the date of the 2012 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."[1]

The Proposal requests that the Company report on "financial, reputational and commercial risks." The Proposal's request for a report on risks does not preclude exclusion if the underlying subject matter is ordinary business. In Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff indicated that in evaluating shareowner proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

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1 The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Thus, the Staff has continued to concur in the exclusion of risk assessment shareowner proposals when the subject matter concerns ordinary business operations. *See Pfizer Inc.* (avail. Feb. 16, 2011), *Lazard Ltd* (avail. Feb. 16, 2011), *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011) and *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), in which the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) proposals requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and provide a report to shareowners on the assessment. Thus the issue here is whether "changes in ... tax laws and policies" is ordinary business. The precedent discussed below demonstrates that this is a proposal relating to ordinary business matters.

As discussed below, the Proposal clearly implicates "core matters involving the Company's business and operations." Evaluating, planning for and otherwise assessing changes (including changes in interpretation and enforcement) of tax laws and policies, and the implications thereof to the Company, is an on-going task that is fundamental to management's ability to run the Company on a day-to-day basis. The Company's assessments of the possible implications from changes in tax law and policies necessarily implicates a multitude of ordinary business decisions on routine matters that are core to the Company's day-to-day operations, including decisions regarding matters such as managing expenses and sources of financing, assessing legislation, legal compliance, product pricing and locating facilities. As noted in the Supporting Statement, the Company annually files over 6,400 income tax returns in over 250 global taxing jurisdictions. As such, the Proposal implicates exactly the type of ordinary business issues whose resolution should remain with the Company's management and board, and over which it would be impractical for shareowners to exercise direct oversight. For this reason, and based on the precedent below, the Staff should concur that the Proposal may be excluded under Rule 14a-8(i)(7).

A. The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to the Company's Management of Its Tax Expense.

The Staff consistently has concurred that proposals seeking reports on a company's management of its tax expense implicate ordinary business matters. In *Pfizer Inc.* (avail. Feb. 16, 2011), *Lazard Ltd* (avail. Feb. 16, 2011), *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011) and *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), the Staff concurred that under Rule 14a-8(i)(7) the companies could exclude proposals requesting that they annually assess the risks created by actions they allegedly took to avoid or minimize U.S. federal, state and local taxes, and to report to shareowners on the assessment. In concurring with exclusion of these proposals, the Staff noted that the proposals related to "decisions concerning the company's tax expenses and sources of financing." Likewise, in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concurred with the exclusion of a shareowner proposal asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for [the company], omitting proprietary information at a reasonable cost." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (evaluating the impact of a flat tax on the company). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006); *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006) (each concurring in exclusion of a similar proposal). Other precedent demonstrating that proposals relating to a company's tax expense implicate ordinary business matters include *The Chase Manhattan Corp.* (avail. Mar. 4, 1999) (proposal requiring disclosure of certain tax information was excludable); *General Motors Corp.* (avail. Feb. 28, 1997) (proposal recommending that the board adopt a policy to disclose taxes paid and collected in annual report was excludable).[2]

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2 These letters are consistent with a long line of precedent that the management of operating expenses is an ordinary business matter. In *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a 8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareowner value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). See also *Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co.*, Inc. (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard

[Footnote continued on next page]

In *Texaco Inc.* (avail. Mar. 31, 1992), the Commission reversed the Staff's earlier decision (avail. Feb. 5, 1992) that a shareowner proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The *Texaco* precedent demonstrates that a company's tax planning and tax management is directly tied to management of a company's sources of financing. The Company's tax strategies are affected not only by the laws and policy of the multitude of domestic and foreign jurisdictions with which it comes into contact, but also by the various forms of tax incentives that are offered by governments to attract business investments. Thus, corporate tax strategies are intricately interwoven with a company's financial planning, funding decisions, day-to-day business operations and financial reporting, and therefore, as discussed by the Staff in the 1998 Release, are precisely the type of core matters that are essential in managing the Company's business and operations. Thus, by implicating the Company's sources of financing, the Proposal would interfere with the Company's ordinary business operations and involve matters that are most appropriately left to the Company's management and not to direct shareowner oversight.

Again, the Staff precedent cited above supports the exclusion of shareowner proposals like the Proposal under Rule 14a-8(i)(7). In each of *Lazard Ltd* (avail. Feb. 16, 2011), *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011) and *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) similar shareowner proposals requesting an annual assessment of the risks resulting from company actions "to avoid or minimize US federal, state and local" taxes. The Staff noted that such proposals were excludable because they each related to "decisions concerning the company's tax expenses and sources of financing." The Proposal is excludable for the same reason, since it also calls for an annual assessment of the risks to the Company arising from possible changes in tax laws and policies. *See also*

[Footnote continued from previous page]
deliberations on spending allocations" had resulted in excessive spending on research and development).

Pepsico, Inc. (Recon.) (avail. Mar. 13, 2003) and *Pfizer Inc.* (avail. Feb. 5, 2003), in which the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareowner proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." The Staff noted that such proposals were excludable because they sought "disclosure of the sources of financing." Similarly, in *General Electric Co.* (avail. Feb. 15, 2000), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing."

Just as with the letters cited above, the Proposal is addressed to the Company's management of its tax expense and sources of financing. In this regard, it should be noted that the primary focus of the Supporting Statement is on the actions the Company takes to manage and minimize taxes, and the Supporting Statement is substantially the same as the supporting statements that were included in the proposals from the 2011 proxy season, cited above, requesting reports on an annual assessment of the risks created by those companies' tax planning strategies (and in fact the final paragraph of the Supporting Statement is virtually identical to the concluding paragraphs in the supporting statements that accompanied those proposals). Here, the Proponent appears to be concerned that the Company is too effective in managing its tax expense, and that (as explained in the Supporting Statement) this could have a number of potential adverse consequences to the Company. Nevertheless, as reflected by the foregoing precedent, management of tax expenses and sources of financing implicates precisely the type of ordinary business function that Rule 14a-8(i)(7) is designed to confine to management and the board.

B. The Proposal is Excludable Under Rule 14a-8(i)(7) Because It Relates to a Review and Assessment of Potential Legislation.

The Staff consistently has concurred that proposals seeking reports on a company's handling of or assessment of the effect of legislative, policy and/or regulatory actions on its business are ordinary business matters. In this respect, the Proposal is similar to one considered by the Staff in *General Electric Co.* (avail. Jan. 30, 2007). There, the proposal requested a report on specific legislative matters significantly affecting the Company, including the Company's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the Company. *See also Citigroup Inc.* (avail. Feb. 5, 2007); *Bank of America Corp.* (avail. Jan 31, 2007); *Pfizer Inc.* (avail. Jan 31, 2007) (same).

Similarly, in *Yahoo! Inc.* (avail. Apr. 5, 2007) and *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a shareowner proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

The Company is subject to a multitude of international, federal and state tax authorities, and in the ordinary course of its business it devotes significant resources to monitoring day-to-day compliance with existing tax laws and policies, reviewing proposed regulations and participating in ongoing regulatory and legislative processes on the national, international and local levels. Thus, as was the case with the shareowner proposals at issue in the lines of precedent cited above, the Proposal seeks to intervene in the Company's fundamental, day-to-day operations, directly implicating the first consideration underlying the ordinary business exclusion, and therefore the Proposal is excludable under Rule 14a-8(i)(7).

C. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To the Company's Compliance With Laws.

As noted above and reflected in the Supporting Statement, an assessment of the effect and risks of changes in tax laws and policies necessarily implicates the Company's existing and future business decisions regarding the use of different tax strategies. This involves an assessment of the potential effects upon the Company's uncertain tax positions, as recorded and reported under FASB Interpretation No. 48 (June 2006) ("FIN 48"). Under FIN 48, the Company does not recognize tax positions that are uncertain. A position reflected in a company's tax returns is uncertain when it is not more likely than not, based on the technical merits, that the position will be sustained upon examination. Under FIN 48, the term "upon examination" includes resolution of any related appeals or litigation processes. *See* FIN 48, paragraph 6. As recognized in the fourth paragraph of the Supporting Statement, the Proposal therefore calls for an assessment of the chances of the Company demonstrating in any examination, including in litigation, that its tax positions satisfy the tax laws, taking into account then prevailing interpretations and enforcement positions. In order to satisfy this standard under the multitude of federal, state, local and foreign tax laws to which it is subject, the Company has a broad-ranging legal compliance program addressing its compliance with relevant tax laws and policies.

The Staff consistently has recognized a company's compliance with laws as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareowner alleging willful violations of the Sarbanes-Oxley Act of 2002 ("SOX"), and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also FedEx Corp.* (avail. Jul. 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal's request for a report on the risks of changes in interpretation and enforcement of tax laws and policies clearly relates to compliance with laws and thus to ordinary business operations. As reflected in precedents cited above, overseeing compliance with applicable tax laws and policies and assessing the implications on such compliance of changes in the law and policies, including changes in the interpretation and enforcement of such laws and policies, is exactly the type of task that is fundamental to management's ability to oversee and run the Company on a day-to-day basis and therefore is not the type of matter that is appropriate for managing through shareowner proposals like the Proposal.

D. *The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Implicates Multiple Aspects of the Company's Day-To-Day Business Operations.*

An assessment by the board of the impact of potential changes to tax laws and policies necessarily implicates the Company's existing day-to-day operations. To effectively assess and report on such changes requires an evaluation of the many aspects of the Company's day-to-day operations, such as decisions on pricing of goods, and location of facilities. The Staff has concurred in the exclusion of proposals implicating each of these types of ordinary business decisions, as described in more detail below.

i. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Pricing Decisions.

The Company's decisions and actions regarding pricing its products are implicated by the Proposal. The first sentence of the Supporting Statement mentions "transfer pricing" as an example of corporate tax strategies that face legislative curtailment risks. The Staff has consistently concurred that decisions regarding the pricing of company products implicate a company's ordinary business operations. For example, in *Western Union Co.* (avail. Mar. 7, 2007), the proponents were concerned that fees charged in the money transfer business placed an undue burden on low-income immigrant families in the U.S. and created reputational risks for companies involved in that business, and therefore requested that Western Union's board undertake a special review of the company's remittance practices, including review of (among other things) the company's pricing structure. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business, specifically "the prices charged by the company." *See also* MGM Resorts International (avail. Mar. 6, 2009); Walt Disney Co. (avail. Nov. 15, 2005) (each concurring with exclusion of proposals under Rule 14a-8(i)(7) when the proposal related to discount pricing policies).

ii. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Decisions Regarding the Location of Facilities.

Similarly, the Company's decisions and actions regarding the location of its facilities are implicated by the Proposal. For example, the Company's tax rate is affected by the taxable jurisdiction in which products are manufactured. The sale of a product that was manufactured in Europe has different income tax implications to the Company than if that product were manufactured in the United States and likewise, the taxation of profits can differ depending on whether the Company intends to indefinitely invest those profits in operations that the Company maintains outside the U.S. Thus, the Company's decisions to locate production facilities and subsidiaries in non-U.S. jurisdictions would be encompassed by the Proposal. The Staff has consistently concurred that decisions regarding the location of company facilities implicates a company's ordinary business operations. For example, in *Hershey Co.* (avail. Feb. 2, 2009), the proponent was concerned that the company's decision to locate manufacturing facilities in Mexico instead of in the U.S. and Canada could harm the company's reputation and was "un-American." Based on a long line of precedent, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as implicating the company's ordinary business decisions; specifically, decisions relating to the location of manufacturing operations. *See also Tim Hortons Inc.* (avail. Jan. 4, 2008) (concurring in exclusion of a proposal involving decisions relating to the location of restaurants);

Minnesota Corn Processors LLC (avail. Apr. 3, 2002) (proposal excludable as involving decisions relating to the location of corn processing plants).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Rev. Seamus P. Finn, Missionary Oblates of Mary Immaculate, Justice and Peace Office – United States Province

GIBSON DUNN

EXHIBIT A

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office,
United States Province

J. R. IMMELT
NOV 15 2011 Rec'd 3:30pm

November 10, 2011

Mr. Jeffrey R. Immelt, CEO
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Immelt,

The Missionary Oblates of Mary Immaculate are long time shareholders in GE and we have engaged representatives of the company on a variety of issues over the last twenty years.

We have noted with concern the recent debate about the spiraling US indebtedness and followed the numerous proposals to address this very important issue. Raising revenues is key to the functioning of government at all levels and institutions and individuals are expected to comply with their responsibilities to contribute to the public coffer.

We have also noticed the recent revelations about the aggressive approach that our company takes to reducing and avoiding its tax revenue responsibilities. We are concerned about the risks that the company is accumulating by these practices and for this reason we have decided to file the attached resolution.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Missionary Oblates are the lead filer for this proposal and I will be the contact person. Please see my contact information below. We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Seamus P. Finn OMI

Rev Seamus P Finn OMI
Director JPIC - Missionary Oblates of Mary Immaculate
Email: seamus@omiusa.org

Resolved, that shareholders of General Electric ("GE") request that GE's board annually prepare a report disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local and foreign tax laws and policies, at reasonable cost and omitting proprietary information.

Supporting Statement:

In our view, companies employing tax strategies including tax haven subsidiaries or transfer pricing face legislative risks to curtail their use. We believe aggressive tax strategies can present both financial and reputational risks to shareholder value. One study analyzing a large sample of US firms for the period 1995–2008 found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk*, July 2010). Another study concludes that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

For 2010, GE's effective tax rate was 7.4%, far below the 35% corporate tax rate. GE's tax strategies attracted media attention ("G.E.'s Strategies Let It Avoid Taxes Altogether," *New York Times*, March 24, 2011), which in turn hurt GE's reputation. After this media attention, GE's BrandIndex Reputation score fell by half ("GE's reputation suffers 'no tax' downturn," *BrandIndex*, April 14, 2011).

According to the annual report, GE files over 6,400 income tax returns in over 250 global taxing jurisdictions and is under examination or engaged in tax litigation in many of these jurisdictions. GE's 2006-2007 tax returns are under examination by the IRS. GE acknowledges that changes to US and foreign tax laws and regulations may affect its tax liability, return on investments and business operations. One way GE lowers its effective tax rate is on income earned outside the US which is indefinitely reinvested outside the US and not subject to tax until repatriated. This strategy is dependent upon the provision of US tax law which is subject to expiration. GE notes that if this provision is not extended, its effective tax rate would be expected to increase significantly (2010 10-K, pgs. 148 - 149).

We believe a risk report would be useful since GE has $6.139 billion set aside for tax reserves and acknowledges future results could be adversely affected by changes in tax treatment (2010 annual report).

Each year, approximately $100 billion in US tax revenue is lost to companies' income shifting, according to a 2008 Senate report on tax havens. As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies like GE could be exposed to greater risk and decreasing earnings. An annual report to GE shareholders disclosing the risks related to changes in interpretation and enforcement of US federal, state, local and foreign tax laws and policies would allow shareholders to evaluate the risks to shareholder value.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 10, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 12,948 shares of General Electric and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration

EXHIBIT B

Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 28, 2011

VIA OVERNIGHT MAIL
Rev. Seamus P. Finn OMI
Missionary Oblates of Mary Immaculate
391 Michigan Ave., N.E.
Washington, D.C. 20017

Dear Reverend Finn:

I am writing on behalf of General Electric Company (the "Company"), which received on November 15, 2011 the shareowner proposal that you submitted on behalf of the Missionary Oblates of Mary Immaculate (the "Proponent") for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. As explained below, we do not believe that the letter the Proponent submitted from M&T Investment Group is sufficient to establish ownership of Company shares because M&T Investment Group is not a Depository Trust Company ("DTC") participant.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year. The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or

bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to satisfy this requirement under Rule 14a-8(b), the Proponent must submit a written statement that it intends to continue holding the requisite number of shares through the date of the 2012 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Corporate & Securities Counsel

Enclosures

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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GIBSON DUNN

EXHIBIT D

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 29, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 12,948 shares of General Electric Company and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company (0990)

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration